December 21, 2010

Mr. Ben Farahi
Manager of the General Partner
Biggest Little Investments Limited Partnership
3702 South Virginia Street, Unit G2
Reno, Nevada 89502

>   **Re: Biggest Little Investments Limited Partnership**
>   **Form 10-K for the year ended December 31, 2009**
>   **Filed on March 19, 2010**
>   **File No. 000-16856**

Dear Mr. Ben Farahi:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009

Financial Statements and Notes

Note 2 – Summary of Significant Accounting Policies

Property and Provision for Impairment, pages 16 – 17

1.   We note that over the past few years, the Sierra Property has lost all of its original anchor tenants and has not been able to find a replacement.   As of December 31, 2009 and September 30, 2010, the Sierra Property had a vacancy rate of 80% and 83%, respectively, based on leasable square footage.   Please clarify how vacancies are considered when determining if indicators of impairment exist.   In addition, we note that you have not recognized any impairment on your Sierra Property.   Please clarify how you determined the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the Sierra Property in your assessment of recoverability as of December 31, 2009 and subsequent periods. Your response should discuss the assumptions utilized and how recent market struggles and high vacancy rates have impacted these assumptions, and the conclusions reached.   To the extent the carrying value was not recoverable from undiscounted cash flows please tell us the fair value of the Sierra Property and how this fair value was determined.

Exhibit 31

2.   We note that the language in your certifications filed as Exhibits 31 does not conform exactly to the language set forth in Exchange Act Rule 13a-14(a). Specifically, we note replacing the word "report" with "annual report" or "quarterly report" throughout the certification, exclusion of paragraph 4(b) from the certification filed for your annual report on Form 10-K, and exclusion of the language "the registrant's fourth fiscal quarter in the case of an annual report" in paragraph 4(d).   Please file an amendment to your annual report on Form 10-K that includes certifications that conform exactly to the language set forth within the Exchange Act Rule 13a-14(a) and confirm that in future filings, you will file certifications in the exact form as outlined in Exchange Act Rule 13a-14(a). Please note that you may file an abbreviated amendment that consists of a cover page, explanatory note, signature page, and paragraphs 1, 2, 4, and 5 of the certification.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Wilson K. Lee at (202) 551 – 3468 or me at (202) 551 – 3414 if you have any questions.

Sincerely,

Jorge Bonilla
Senior Staff Accountant